June 6, 2013

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:

Northern Lights Fund Trust, File Nos. 333-122917 and 811-21720

Dear Sir/Madam:

On behalf of Northern Lights Fund Trust, a registered investment company (the "Company"), we submit with this letter, via electronic filing, a preliminary proxy statement on behalf of Leader Short-Term Bond Fund and Leader Total Return Fund (each a "Fund"), each a series of the Company.  The primary purpose of the proxy statement is to solicit shareholder approval of amendments to each Fund's fundamental investment restrictions on lending.

If you have any questions, please contact JoAnn Strasser at (614) 469-3265.

Sincerely,

/s/ Thompson Hine LLP